Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Bespoke Capital Acquisition Corp.

Subject Company: Bespoke Capital Acquisition Corp.

Registration No: 333-254260

Date: May 24, 2021

BESPOKE CAPITAL TO HOLD SHAREHOLDER MEETING ON MAY

28 AND REAFFIRMS FY21 EARNINGS GUIDANCE

BCAC Shareholder Meeting to be held at 9:00 a.m. (EDT) on May 28, 2021 to

Approve Transaction and Domestication

Vintage Wine Estates completes acquisition of Kunde Enterprises, Inc.

Reaffirms earnings guidance of Adjusted Pro Forma EBITDA of $46m for FY21

(June 30, 2021)

Toronto, ON and Santa Rosa, CA – May 24, 2021 – Bespoke Capital Acquisition Corp. (NASDAQ: BSPE) (TSX: BC.U) (TSX: BC.WT.U) (“BCAC”) will hold a virtual shareholder meeting to vote on the proposed combination with Vintage Wine Estates (“VWE”) on Friday May 28, 2021 at 9:00 a.m. (Eastern time).

BCAC Shareholder Meeting on May 28, 2021

The two important resolutions that were adjourned from the May 6th meeting have been put forward for BCAC shareholders to approve at the upcoming May 28th shareholder meeting:

1)	Approval of the merger with VWE.

2)	Approval of the domestication of BCAC from British Columbia to Nevada.

Any votes cast with regard to these resolutions prior to or at the May 6th meeting will NOT be counted towards the final tally.

Accordingly, BCAC shareholders voting by proxy will be required to vote the new BLUE proxy card to approve the merger and the domestication. Your vote will not be counted unless you return a BLUE proxy card on or prior to May 26, 2021.

The BCAC Board of Directors urges shareholders of record as of March 31, 2021, the record date for the meeting, to vote FOR each of the resolutions.

Closing of BCAC’s business combination with VWE is expected to occur on or about June 7, 2021.

BCAC’s Reasons for the Recommendation

The BCAC Board of Directors believes that the proposed combination with VWE presents a compelling investment opportunity. In reaching its recommendation that BCAC shareholders vote in favor of the resolutions, the BCAC Board of Directors considered a number of factors, including:

•	Industry Tailwinds – The wine industry in which VWE operates is very large, fragmented and enduring, with a growing addressable market of over $50 billion in the United States alone.

•

Strong Management – The VWE management team has a focused approach to cost control, strong innovation capabilities, a powerful and diversified distribution capability, strong sales and marketing, and a high-quality portfolio of brands.

•

Remarkable Historical Growth and Prospects for Future Financial Performance – VWE’s net revenue CAGR and Adjusted EBITDA CAGR have each exceeded 20% since 2010. This success has been driven by a combination of organic growth, new product innovation and over 20 successfully integrated acquisitions.

•

M&A Strategy – VWE has historically been a consistent, serial consolidator. VWE has successfully acquired 20 wineries in the past 10 years and believes that U.S. wine industry conditions are increasingly positive for synergistic acquisitions.

•

Valuation – BCAC believes that the transaction is very attractively valued for shareholders at 11.9x EV/Adjusted EBITDA FY22 of $63 million and FY22 P/E of 20.6x (including acquisitions) and that the transaction represents a discount to comparable listed companies.

VWE Completes Acquisition of Kunde and Reaffirms Earnings Guidance for FY21

VWE continues to execute on its business strategy. VWE has successfully completed the acquisition of Kunde, a winery business consistently recognized as one of the top ten brands in Sonoma and best known for its Cabernet Sauvignon, Merlot, Chardonnay and Zinfandel. Kunde’s financial results to be consolidated into VWE financials from April 19 onwards.

Based on the continued execution of the VWE business strategy, and the successful closing of the Kunde acquisition, the company has reaffirmed the earnings guidance provided in BCAC’s investor presentation (dated April 23, 2021) of Pro Forma Adjusted EBITDA of $46m and net revenue of $220m for FY21.

The company will release its Q3 quarterly financials in a Current Report on Form 8-K to be filed in connection with the completion of the business combination, which is currently expected to be filed on or prior to June 11, 2021.

Redemption Rights

Holders of Class A Restricted Voting Shares of BCAC have a right to redeem their shares prior to 4:00 p.m. (EDT) on June 4, 2021 in connection with the business combination. BCAC estimates that each Class A Restricted Voting Share so redeemed will be redeemed for approximately $10.10. The redemption amount is expected to be paid following the domestication to Nevada

In connection with the previous redemption right, a number of BCAC shareholders elected to reverse their decision to redeem before the May 14, 2021 deadline. This resulted in 10,324,596 shares being redeemed in connection with the vote to extend the permitted timeline for the qualifying acquisition which reflected a reduction of 2,849,051 shares.

Forward-Looking Statements

Some of the statements contained in this document are forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding closing of the investment and the transaction, the shareholder meeting and its business, estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the requirement for Wasatch to fund the subscription price on closing; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Use of Projections

The projections, estimates and targets in this press release are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond VWE’s and BCAC’s control. List of assumptions is set out in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus (as defined below). VWE’s and BCAC’s independent auditors did not audit, review, compile or perform any procedures with respect to such projections, estimates or targets for the purpose of their inclusion in this presentation, and accordingly, such auditors neither expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this press release. While all projections, estimates and targets are necessarily speculative, VWE believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying projected, expected or target results are inherently uncertain and are subject to a wide variety of risks and uncertainties, including but not limited to those mentioned above, that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this document should not be regarded as an indication that VWE, BCAC or their respective representatives considered or consider such financial projections, estimates or targets to be a reliable prediction of future events.

See “Forward-Looking Statements” above.

Non-GAAP Financial Measures

VWE uses Adjusted EBITDA to supplement measures of performance under United States generally accepted accounting principles (“GAAP”) to evaluate the effectiveness of its business strategies. These metrics are also frequently used by analysts, investors and other interested parties to evaluate companies in VWE’s industry, when considered alongside other GAAP measures. Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, stock-based compensation expense, casualty losses or gains, impairment losses, changes in the fair value of derivatives, restructuring related income or expenses, acquisition and integration costs, and certain non-cash, nonrecurring, or other items that are included in net income that VWE does not consider indicative of its ongoing operating performance, including COVID-related adjustments.

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X. All VWE and combined company projected financial information included herein is preliminary and subject to risks and uncertainties. Any variation between VWE’s or the combined company’s actual results and the projected financial information included herein may be material. Some of the financial information and data contained in this presentation, such as EBITDA and Adjusted EBITDA have not been prepared in accordance with GAAP. BCAC and VWE believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing VWE’s financial measures with other similar companies, many of which may present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they reflect the exercise of judgments by management about which expense and revenue items are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents historical non-GAAP financial measures in connection with GAAP results. A reconciliation of these non-GAAP financial measures is included in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus. Not all of the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a consent solicitation statement of VWE and a prospectus of BCAC disseminated to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws disseminated to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws disseminated to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. Investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.